Exhibit 16.1

KPMG LLP

Suite 1500

750 B Street

San Diego, CA 92101-8191

June 9, 2009

Securities and Exchange Commission

Washington, D.C.20549

Ladies and Gentlemen:

We were previously principal accountants for Novatel Wireless, Inc. and, under the date of March 15, 2009, we reported on the consolidated financial statements of Novatel Wireless, Inc. as of and for the years ended December 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of December 31, 2008. On June 3, 2009, we were dismissed. We have read Novatel Wireless, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated June 3, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Novatel Wireless, Inc.’s statements in the first paragraph of Item 4.01(a).

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.